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May 14, 2021

Board of Trustees Fidelity Magellan Fund a series of Fidelity Magellan Fund 245 Summer Street Boston, Massachusetts 02210
Board of Trustees Fidelity Independence Fund a series of Fidelity Financial Trust 245 Summer Street Boston, Massachusetts 02210

Dear Ladies and Gentlemen:

You have requested our opinion regarding certain federal income tax consequences to Fidelity Independence Fund (“Acquired Fund”), a separate series of Fidelity Financial Trust, a Massachusetts business trust (“Acquired Trust”), and Fidelity Magellan Fund (“Acquiring Fund”), a separate series of Fidelity Magellan Fund, a Massachusetts business trust (“Acquiring Trust”), and to the holders of shares of beneficial interest in Acquired Fund (the “Acquired Fund Shareholders”), in connection with the transfer of all of the assets, as defined in paragraph 3(b) of the Agreement and Plan of Reorganization (the “Plan”) dated as of February 16, 2021, executed by Acquiring Trust on behalf of Acquiring Fund and by Acquired Trust on behalf of Acquired Fund, of Acquired Fund (the “Assets”) to Acquiring Fund in exchange solely for voting shares of beneficial interest of Acquiring Fund (the “Acquiring Fund Shares”) and the assumption of Acquired Fund’s stated liabilities as defined in paragraph 3(c) of the Plan (the “Stated Liabilities”) by Acquiring Fund, followed by the distribution of the Acquiring Fund Shares received by Acquired Fund in complete liquidation and termination of Acquired Fund (the “Reorganization”), all pursuant to the Plan.

For purposes of this opinion, we have examined and relied upon (1) the Plan, (2) the facts and representations contained in the letter dated on or about the date hereof addressed to us from Acquiring Trust on behalf of Acquiring Fund, (3) the facts and representations contained in the letter dated on or about the date hereof addressed to us from Acquired Trust on behalf of Acquired Fund, and (4) such other documents and instruments as we have deemed necessary or appropriate for purposes of rendering this opinion.

This opinion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury Regulations, judicial decisions, and administrative rulings and pronouncements of the Internal Revenue Service, all as in effect on the date hereof.  This opinion is conditioned upon the Reorganization taking place in the manner described in the Plan.

Based upon the foregoing, it is our opinion that for federal income tax purposes, with respect to Acquired Fund and Acquiring Fund:

1.

The Reorganization will constitute a tax-free reorganization within the meaning of Section 368(a) of the Code;

2.

Acquired Fund will not recognize gain or loss upon the transfer of substantially all of its assets to Acquiring Fund in exchange solely for the Acquiring Fund Shares and the assumption of all liabilities of Acquired Fund, except that Acquired Fund may be required to recognize gain or loss with respect to contracts described in Section 1256(b) of the Code or stock in a passive foreign investment company, as defined in Section 1297(a) of the Code.

3.

Acquired Fund will not recognize gain or loss upon the distribution to its shareholders of the Acquiring Fund Shares received by Acquired Fund in the Reorganization.

4.

Acquiring Fund will recognize no gain or loss upon receiving the properties of Acquired Fund in exchange solely for the Acquiring Fund Shares and the assumption of all liabilities of Acquired Fund.

5.

The adjusted basis to Acquiring Fund of the properties of Acquired Fund received by Acquiring Fund in the Reorganization will be the same as the adjusted basis of those properties in the hands of Acquired Fund immediately before the exchange.

6.

Acquiring Fund’s holding periods with respect to the properties of Acquired Fund that Acquiring Fund acquires in the Reorganization will include the respective periods for which those properties were held by Acquired Fund (except where investment activities of Acquiring Fund have the effect of reducing or eliminating a holding period with respect to an asset).

7.

The Acquired Fund Shareholders will recognize no gain or loss upon receiving the Acquiring Fund Shares solely in exchange for the Acquired Fund shares.

8.

The aggregate basis of the Acquiring Fund Shares received by an Acquired Fund shareholder in the Reorganization will be the same as the aggregate basis of the Acquired Fund shares surrendered by the Acquired Fund shareholder in exchange therefor.

9.

An Acquired Fund Shareholder’s holding period for the Acquiring Fund Shares received by the Acquired Fund shareholder in the Reorganization will include the holding period during which the Acquired Fund shareholder held the Acquired Fund shares surrendered in exchange therefor, provided that the Acquired Fund shareholder held such shares as a capital asset on the date of the Reorganization.

We express no opinion as to the federal income tax consequences of the Reorganization except as expressly set forth above, or as to any transaction except those consummated in accordance with the Plan.  Without limiting the foregoing, we express no opinion as to the federal income tax consequences of the Reorganization to Acquired Fund with respect to contracts described in Section 1256(b) of the Code or stock in a passive foreign investment company, as defined in Section 1297(a) of the Code.

Very truly yours,

/s/ Dechert LLP